Exhibit 99.246

NexTech AR Announces Launch of

New Video Streaming Solution with AI and AR Capabilities

●	New conferencing product offers immersive video streaming services

●	Streaming will integrate directly with existing offerings including its Virtual Experience Platform (VEP) InfernoAR, ARitize App and Map Dynamics as well as offer platform-as-a-service functions to third parties

●	VEP already in use by key clients including UNESCO, TEDx and Restaurants Canada

Vancouver B.C., Canada – December 9, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, conferences and events today announced the launch of a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VEP) and its ARitize SaaS offerings. NexTech will also offer the streaming platform ‘ARoom’, as a stand-alone service externally similar to Zoom, increasing the company's revenue potential for 2021.

Augmented reality (AR) and artificial intelligence (AI) functionality will be available throughout the streaming interface, allowing for virtual and hybrid event experiences that break the confines of attendee computers and mobile devices. Without the need for a third-party streaming provider, NexTech AR will now be able to incorporate AR into the streaming experience via presenter holograms, AR objects, AR filters similar to Snapchat and more.

With the launch of this new product, NexTech’s multiple platforms can now offer immersive streaming collaboration services directly within the platform, without having to use Zoom or another third-party streaming service. By using secure reliable transport (SRT) streaming protocol, it is capable of streaming video content into the platform from other venues, as well as sending in-platform streams and content out to other settings.

Like NexTech’s VEP, this new streaming function will be fully scalable and designed to make a virtual expo, conference or meeting more robust for all attendees, regardless of size and scope. This includes networking opportunities ranging from one-on-one chats to large digital breakout rooms and virtual green rooms for live speakers prior to presentations. It is also compliant with the latest data and privacy regulations including General Data Protection Regulation (GDPR) and California Consumer Privacy Act (CCPA).

“Today’s remote events require a lot of moving pieces -- event managers often need to bring off-site speakers into the event’s live stream using an external video conferencing product like Zoom or Teams to allow for collaboration between presenters and attendees. With our new ‘ARoom’ we’re changing the game by including video conferencing directly on our platform, enabling deep integration and natural use,” said Mark Pace, CTO, Virtual Experience Platform at NexTech AR, “The introduction of ‘ARoom’ will allow us to provide clients and event managers with industry-leading streaming capabilities, presenter and attendee collaboration without the need for an external provider. Direct access to video packets also opens up countless opportunities to seamlessly customize events with innovative, immersive features such as AR objects, AI enhanced video, live chats and more.”

“We’re thrilled to be adding the ‘ARoom’ streaming platform to our growing portfolio of event and experience management products. Having these technologies in house and built into our platforms will allow us to realize the power of AR features today and into the future as products like AR glasses become widespread. With this new streaming capability NexTech AR is well-positioned to become a leader in the growing virtual events space and is poised to grow rapidly as we move into 2021,” said Evan Gappelberg, CEO of NexTech AR, “The future of events and experiences will be a hybrid model, incorporating both in-person and virtual elements and we’re constantly challenging ourselves to offer our clients products and solutions that aren’t just seamless and easy to use, but really provide a wow factor for event managers and attendees. We believe ‘ARoom’ will be that “wow” and a major game-changer for this industry both on our platform and as a stand-alone product.”

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VEP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Experience Platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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